PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

March 22, 2016

Ms. Jennifer Monick
Assistant Chief Accountant, Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Comment Letter Dated March 16, 2016
Regarding Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 17, 2016
File No. 1-4825

Dear Ms. Monick:

We are in receipt of your comment letter dated March 16, 2016, regarding our 2015 Form 10-K filing. We respectfully request an additional ten business days until Wednesday, April 13, 2016, to respond to your letter. Additional time is needed to adequately respond to your letter as a result of our current time commitment to properly account for our recent merger with Plum Creek Timber Company, Inc.

If you have any questions, please give me a call at (253) 924-7071.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer